

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2023

Sid Toama
Chief Executive Officer
Troika Media Group, Inc.
25 West 39th Street, 6th Floor
New York, NY 10018

> **Re: Troika Media Group, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 7, 2023**
> **File No. 333-271189**

Dear Sid Toama:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3 filed April 7, 2023

Prospectus Summary, page 2

1. Please revise this section to disclose that you have received notification from the NASDAQ Stock Market that you must comply with their minimum bid price rule to maintain a closing bid price of $1.00 for 30 consecutive trading days by May 15, 2023 and that if you do not comply with the minimum bid price rule your common stock may be delisted.

Information incorporated by reference, page 29

2. We note that you acquired Converge Direct, LLC on March 21, 2022 and filed that entity's financial statements and financial information in a Form 8-K/A filed June 6, 2022 not incorporated by reference here. Please revise your registration statement to include the

audited financial statements of Converge Direct, LLC in this filing. See Item 11(b) of Part I of Form S-3 and Rule 3-05 of Regulation S-X.

<u>General</u>

3. Please revise the front cover of the prospectus to indicate the aggregate market value of the company's outstanding voting and nonvoting common equity and the amount of all securities offered during the prior 12 calendar month period. See Instruction 7 pursuant to General Instruction I.B.6.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Aliya Ishmukhamedova, Staff Attorney, at 202-551-7519 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Maurice Lefkort